02034012

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Future Information Technology & Systems Co., Ltd.

*CURRENT ADDRESS 2-1, Kinshi 3-chome,
Sumida-ku, Tokyo
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2002
P THOMSON FINANCIAL

FILE NO. 82- ~~525~~ 34657 FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DATE : 5/13/02

[Translation]

02 MAR 15 AM 8:

BUSINESS REPORT

(4th Term)

(From: April 1, 2000
To: March 31, 2001)

ARIS
3-31-01

1. Outline of Business

(1) Business developments and achievements as well as major matters to be addressed by the Company:

BUSINESS ENVIRONMENTS

During the business year under review, the Japanese economy remained sluggish with continuously higher unemployment rate and slower increase in private consumption. In spite of the economic measures taken by the Government, the business conditions seem to need still more time to pick up. Amid these business environments, the financial and securities industry closely related to the Company's business is establishing its business structure in the new framework owing to the large-scaled corporate merger and reorganization, while the financial business models now enter into a great and innovative stage along with the global trends such as "Securitization" or "Globalization", etc. Following the several deregulation measures called as the Japanese Big Bang, additional securities system reforms continue to be made. Thus, in order to timely respond to such changes and to establish more competitive business models, it has become more essential to utilize IT (information technology).

Accordingly, it is considered that the system needs from the securities companies, etc. as the Company's main clients would increase more and more in the future.

BUSINESS RESULTS

Under these circumstances, during the term under review that was the third year in effect since its incorporation, the whole Company made every effort in a body to "get rid of the red" as the first goal of management.

In its business strategy, the Company has positioned "the Financial/Securities Internet Solutions", which had been launched during the previous term, as its focused business and devoted itself to arrange and complete the service line-ups of "System Components" to be developed by its business know-how and the latest technology. The Company developed the "NetTrader" as Internet transaction system with previous sales results of components for the on-line securities companies and it was able to report the operational results as system for selling the investment trusts in the banks during the term under review. Also, as component series, the Company has promoted developing "Cf-i" in the securities middle office and "TradeOne" in the securities back office, and completely prepared the basis for starting the full-scale business of both systems from the next term. In particular, "TradeOne" is scheduled to be adopted as the core system of the securities back office services business in "TradeOne Systems Co., Ltd." established in March 2001 by the joint venture among The Bank of Tokyo-Mitsubishi, Ltd., Kokusai Securities Co., Ltd. and the Company, into which system many managerial resources were thrown for further development during the term under review.

"E-Consulting Business" positioned as one of the main business from this term has improved its results and substances including "practical consultation for establishing a new securities company" and "consultation for restructuring securities systems".

Furthermore, while the traditional business of "Financial/Securities System Integration" has slightly curtailed its business scale of system integration for business corporations in connection with distribution of managerial resources, such business has continuously accumulated its development results in the field of system construction for asset management of trust banks, life insurance companies, etc. and has established itself as stable business base.

As to the results for the term under review, net sales amounted to ¥6,605 million (up 56% over the previous term), operating income amounted to ¥360 million and recurring income amounted to ¥323 million. As a result, the Company achieved to turn into the black for the first time since its establishment. In addition, the shares of the Company were listed on JASDAQ in April 2001.

We express our sincere thanks to our shareholders and the parties concerned for their earnest support.

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

In the securities industry from now, the great system reform of "T + 1" (securities transactions to be settled on the next business day of the trade date) is expected to be enforced. The United States of America previously published shift into such system to be scheduled in June 2004 and other countries are likely to follow it. Also in Japan, it is foreseen that the shift into such system would be implemented not greatly behind, and the preparatory movement therefor has already commenced.

"T + 1" seems to give great influence on the current securities business and the securities companies would be forced to make drastic operational reforms and system restructuring. The company has quickly tackled such important theme and already hastened development of system components on the design assuming "T + 1".

We believe that the full-scale introduction of "T + 1" in Japan from the next business term and thereafter would be a big business chance for the Company. Therefore, the Company intends to expand its business and improve its income level by maximizing the forerunning merits through earlier dealing with this theme and also by providing higher value-added proposal/consulting and high-quality system components.

For the 5th term, the Company will make its most and united efforts to improve its corporate value in order to fulfill its social responsibilities as public company. Therefore, we would greatly appreciate your continued understanding and support.

(2) Capital Investment:

The total capital investments during the term under review amounted to ¥61 million, including buildings and attached structure, etc. in the amount of ¥23 million, internal OA furniture and fixtures in the amount of ¥10 million and software in the amount of ¥25 million.

(3) Financing:

During the term under review, the Company borrowed funds from financial institutions. The raised funds were applied to full repayment of the debts owed to CSK Corporation, its parent company, and partly applied to its working capital as well as payment of its joint venture. As a result, the balance of short term loans at the end of the term under review increased by ¥950 million to ¥3,500 million, compared with the end of the previous term.

(4) Summary of business results and position of assets:

Item \ Term	1st fiscal year ending on March 1998 (98.2.2 ~ 98.3.31)	2nd fiscal year ending on March 1999 (98.4.1 ~ 99.3.31)	3rd fiscal year ending on March 2000 (99.4.1~ 00.3.31)	4th fiscal year ending on March 2001 (00.4.1~ 01.3.31)
Net sales (¥thousands)	179,835	3,872,429	4,231,679	6,605,608
Recurring income (loss) (¥thousands)	- 243,284	-1,327,873	- 968,788	323,152
Net income (loss) (¥thousands)	- 243,328	- 1,329,249	- 969,537	250,373
Net income (loss) per share (¥)	- 27,036.50	- 147,694.34	- 69,695.76	27,763.80
Total assets (¥thousands)	1,053,903	2,199,141	4,095,642	5,663,183
Shareholders' equity (¥thousands)	206,671	- 1,122,577	517,884	785,358

(Notes) Net income per share is calculated based on the average total number of shares in issue during the fiscal year under review.

2. Outline of the Company (as of March 31, 2001)

(1) Major Businesses:

Development and management of information processing systems by computers, and entrusted and related business in connection therewith.

(2) Major business place:

Head office: 2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(3) Common stock of shares of the Company:

A. Total number of authorized shares to be issued by the Company: 36,000 shares

B. Total number of shares issued: 9,342 shares
(Number of shares in issue increased upon exercise of warrants during the term concerned: 342 shares)

C. Number of shareholders at the end of during the term concerned: 226
(An increase of 188 shareholders from the previous term)

D. Principal shareholders (the ten largest shareholders):

Name of shareholder	Investment to the Company	
	Number of shares held	Percentage to total shares outstanding (%)
CSK Corporation	6,500	69.58
SEGA Corporation	800	8.56
Employee's Stock Association of Japan Future Information Technology & Systems CO., Ltd.	241	2.58
The Sanwa Bank, Ltd.	100	1.07
The Sumitomo Bank, Ltd.	100	1.07
The Bank of Tokyo-Mitsubishi, Ltd.	100	1.07
Toyota Motor Corporation	100	1.07
Naotaka Murasumi	100	1.07
Yoshiji Fukushima	95	1.02
Teiichi Aruga	70	0.75

(Note) The Sumitomo Bank, Ltd. merged with The Sakura Bank, Ltd. as of April 1, 2001 and changed its trade name into Sumitomo Mitsui Banking Corporation.

(4) Principal lenders:

Lender	Amount of borrowings	Number of the Company's shares held by lender and percentage to total shares outstanding	
	(thousands of yen)	(shares)	(%)
The Bank of Tokyo-Mitsubishi, Ltd.	¥1,050,000	100	1.07
The Sanwa Bank, Ltd.	650,000	100	1.07
The Sumitomo Bank, Ltd.	650,000	100	1.07
The Sumitomo Trust and Banking Co., Ltd	650,000	50	0.54
The Industrial Bank of Japan, Limited	500,000	50	0.54

(Note) The Sumitomo Bank, Ltd. merged with The Sakura Bank, Ltd. as of April 1, 2001 and changed its trade name into Sumitomo Mitsui Banking Corporation.

(5) Employees:

Number of employees	Comparison with the end of preceding term	Average age	Average length of service
321	7	32 years and 9 months	2.54 years

(6) Condition of subsidiaries and affiliates:

A. Relation with the parent company:

The Company is a subsidiary of CSK Corporation, which owns 6,500 shares (69.58%) of its 9,342 shares issued and outstanding.
The Company is entrusted by CSK Corporation with system development as business transaction.

B. Other material subsidiaries and affiliates:

The Company owns 33.3% of all the shares issued and outstanding of TradeOne Systems Co., Ltd. established as joint venture on March 22, 2001.
The Company is entrusted by TradeOne Systems Co., Ltd. with system development.

(7) Directors and Corporate Auditors:

Position in the Company	Name
President and Representative Director	Naotaka Murasumi
Executive Vice President and Representative Director	Teiichi Aruga
Senior Managing Director and Representative Director	Jiro Shimamura
Managing Director	Shunji Kuchimura
Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi
Director	Yoshinori Kawashima
Director	Takefumi Mori
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Masanori Furunuma
Full-time Corporate Auditor	Hiroshi Uchida
Corporate Auditor	Yoshihiro Kakuta

3. Important Facts Concerning the Company after Settlement of Accounts:

Matters Concerning Paid-in Capital Issuance of New Shares:

The Company resolved at the meetings of the Board of Directors held on March 7, 2001 and March 22, 2001 that it would issue new shares as described below. The payment for such new issuance was completed on April 9, 2001.

As a result, number of shares issued, paid-in capital and additional paid-in capital are as follows (as of April 10, 2001):

Number of shares issued:	10,842 shares
Paid-in capital:	¥1,040,850,000 (An increase of ¥573,750,000)
Additional paid-in capital:	¥1,468,134 (An increase of ¥1,400,250,000)

(1) Way of Offering: Public offering (Offering by book-building method)

(2) Kind and number of shares to be newly issued: Par value common shares 1,500 shares

(3) Offering price: ¥1,400,000 per share
Shares were publicly offered at this price.

(4) Subscription price: ¥1,316,000 per share
This Company received this amount from underwriters as subscription amount per new share.
The aggregate amount of the difference between the offering price and the subscription price was received by underwriters as proceeds.

(5) Issue price: ¥765,000 per share
(The amount to be transferred to the capital is ¥382,500 per share.)

(6) Aggregate amount of the issue price: ¥1,147,500,000

(7) Aggregate subscription amount: ¥1,974,000,000

(8) Aggregate amount of a portion of the issue price of the shares to be newly issued which is transferred to the capital: ¥573,750,000

(9) Closing date: April 9, 2001

(10) Initial date when dividends accrue: April 1, 2001

(11) Use of proceeds: Repayment of debts and working capital

The shares of the Company have been listed on JASDAQ since April 10, 2001 with approval of the Securities Dealers Association of Japan.

(Note) With respect to the amounts and number of shares as described in this Business Report, the figures less than the unit indicated are discarded.

BALANCE SHEET - Assets

(As of March 31, 2001)

(ASSETS)

Current Assets	¥4,039,929,000
Cash on hand and at banks	461,761,000
Notes receivable	306,932,000
Accounts receivable	555,507,000
Securities	99,000
Merchandise	16,440,000
Systems in progress	2,651,588,000
Prepaid expenses	46,424,000
Other current assets	3,626,000
Less allowance for doubtful receivables	- 2,449,000
Fixed Assets	1,623,253,000
Tangible fixed assets	81,758,000
Buildings	67,952,000
Furniture and equipment	13,805,000
Intangible fixed assets	60,519,000
Trademark rights	2,146,000
Software	55,308,000
Telephone subscription rights	3,064,000
Investment, etc.	1,480,975,000
Investments in securities	1,206,600,000
Leasehold deposits	274,375,000
TOTAL ASSETS	¥5,663,183,000

BALANCE SHEET - Liabilities and Shareholders' Equity

(As of March 31, 2001)

(LIABILITIES)	
Current Liabilities	¥4,733,419,000
Accounts payable - trade	610,648,000
Short-term loans payable	3,500,000,000
Accounts payable	22,481,000
Accrued expenses	193,609,000
Accrued corporate tax, etc.	586,000
Consumption tax, etc. payable	12,928,000
Advances received	55,971,000
Deposits received	13,774,000
Accrued bonuses to employees	323,417,000
Non-current Liabilities	144,405,000
Reserve for retirement benefits	144,405,000
TOTAL LIABILITIES	4,877,824,000
(SHAREHOLDERS' EQUITY)	
Common Stock	467,100,000
Statutory reserves	67,884,000
Additional paid-in capital	67,884,000
Retained earnings	250,373,000
Unappropriated retained earnings for the current year	250,373,000
(Net income of the current year)	(250,373,000)
TOTAL SHAREHOLDERS' EQUITY	785,358,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥5,663,183,000

INCOME STATEMENT

(From April 1, 2000 to March 31, 2001)

Recurring Profit and Losses:	
Operating revenues and expenses:	
Revenues from operations	¥6,605,608,000
Net sales	6,605,608,000
Costs and expenses	6,245,186,000
Cost of sales	4,938,195,000
Selling, general and administrative expenses	1,306,991,000
Operating income	360,421,000
Non-operating income and expenses:	
Non-operating income	3,528,000
Interest receivable	1,289,000
Other non-operating income	2,238,000
Non-operating expenses	40,797,000
Interest payable	39,107,000
Other non-operating expenses	1,689,000
Recurring income	323,152,000
Extraordinary Profit and Losses:	
Extraordinary losses	72,087,000
Reserve for retirement benefits	55,017,000
Loss on retirement of fixed assets	17,070,000
Income before income taxes for the current year	251,064,000
Corporate tax, resident tax and enterprise tax	690,000
Net income of the current year	250,373,000
Profit brought forward from preceding year	0
Unappropriated retained earnings for the current year	250,373,000

[Translation]

AUDIT REPORT

June 21, 2001

Mr. Naotaka Murasumi
President and Representative Director
Japan Future Information Technology & Systems Co., Ltd.

ChuoAoyama Audit Corporation

Masaaki Suzuki (Seal)
Representative
Person in charge
Certified Public Accountant

Mariko Hidaka (Seal)
Person in charge
Certified Public Accountant

We have audited the financial statements including the balance sheet, the statement of income, the cash flow statement, the statement for appropriation of retained earnings and attached schedules thereto of Japan Future Information Technology & Systems Co., Ltd. for the 4th business term from April 1, 2000 to March 31, 2001 as set forth in the "Financial Condition" part hereof, to give the audit certification pursuant to the provisions of Article 193-2 of the Securities and Exchange Law.

In the course of such audit, our audits were made in accordance with generally accepted and applied auditing standards in Japan, and accordingly included such auditing procedures as we considered necessary in the circumstances.

As a result of the audit, we recognized that the accounting principles and procedures adopted by the Company were in conformity with generally accepted corporate accounting standards and continuously applied according to the same standard as that of the preceding business term, and that the presentation method in the financial statements was in accordance with the provisions prescribed by the "Regulations Concerning the Terminology, Forms and Presentation Method of the Financial Statements, etc." (the Financial Ministry Ordinance No. 59, 1963).

Consequently, we acknowledge that the above-stated financial statements duly present the financial condition of Japan Future Information Technology & Systems Co., Ltd. as of March 31, 2001 and the business results and cash flows thereof for the business term ended on March 31, 2001.

There is no special interest relationship, which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law, between the Company and the said ChuoAoyama Audit Corporation or any of its persons in charge.

(Note) The Company prepared financial statements in accordance with a new accounting standard for retirement benefits, which has been adopted for the current business term, as stated in the notes of the significant accounting policies and additional information.

- End -

AUDIT REPORT

March 7, 2001

Mr. Naotaka Murasumi
President and Representative Director
Japan Future Information Technology & Systems Co., Ltd.

ChuoAoyama Audit Corporation

Masaaki Suzuki (Seal)
Representative
Person in charge
Certified Public Accountant

Mariko Hidaka (Seal)
Person in charge
Certified Public Accountant

We have audited the financial statements including the balance sheet, the statement of income, the cash flow statement, the statement for appropriation of retained earnings and attached schedules thereto of Japan Future Information Technology & Systems Co., Ltd. for the 3rd business term from April 1, 1999 to March 31, 2000 as set forth in the "Financial Condition" part hereof, to give the audit certification pursuant to the provisions of Article 193-2 of the Securities and Exchange Law.

In the course of such audit, our audits were made in accordance with generally accepted and applied auditing standards in Japan, and accordingly included such auditing procedures as we considered necessary in the circumstances.

As a result of the audit, we recognized that the accounting principles and procedures adopted by the Company were in conformity with generally accepted corporate accounting standards and continuously applied according to the same standard as that of the preceding business term, and that the presentation method in the financial statements was in accordance with the provisions prescribed by the "Regulations Concerning the Terminology, Forms and Presentation Method of the Financial Statements, etc." (the Financial Ministry Ordinance No. 59, 1963).

Consequently, we acknowledge that the above-stated financial statements duly present the financial condition of Japan Future Information Technology & Systems Co., Ltd. as of March 31, 2000 and the business results and cash flows thereof for the business term ended on March 31, 2000.

There is no special interest relationship, which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law, between the Company and the said ChuoAoyama Audit Corporation or any of its persons in charge.

- End -

Financial Statements, etc.

(1) Financial statement

① Balance Sheet

(Thousands of yen)

Items \ Business term	3rd business term (As of March 31, 2000) Amount		Ratio	4th business term (As of March 31, 2001) Amount		Ratio
(Asset)			(%)			(%)
I Current assets						
1. Cash in hand and at banks		2,229,106			461,761	
2. Notes receivable		119,193			306,932	
3. Accounts receivable *1		678,791			555,507	
4. Securities		99			99	
5. Merchandise		14,637			16,440	
6. System in progress		695,480			2,651,588	
7. Prepaid expenses		38,169			46,424	
8. Other current assets		1,107			3,626	
Allowance for doubtful accounts		- 2,669			- 2,449	
Total current assets		3,773,915	92.1		4,039,929	71.3
II Fixed assets						
1. Tangible fixed assets						
(1) Buildings	117,498			125,940		
Aggregate amount of depreciation	43,074	74,424		57,987	67,952	
(2) Furniture and equipment	20,487			25,855		
Aggregate amount of depreciation	8,429	12,057		12,049	13,805	
Total tangible fixed assets		86,481	2.1		81,758	1.4
2. Intangible fixed assets						
(1) Trademark rights		1,895			2,146	
(2) Software		45,103			55,308	
(3) Telephone subscription rights		2,979			3,064	
Total intangible fixed assets		49,977	1.2		60,519	1.1
3. Investments, etc.						
(1) Investments in securities		--			6,600	
(2) Investments in affiliate		--			1,200,000	
(3) Leasehold deposits		185,266			274,375	
Total investments, etc.		185,266	4.6		1,480,975	26.2
Total fixed assets		321,726	7.9		1,623,253	28.7
Total assets		4,095,642	100.0		5,663,183	100.0

(Thousands of yen)

Items \ Business term	3rd business term (As of March 31, 2000) Amount	Ratio	4th business term (As of March 31, 2001) Amount	Ratio
(Liabilities)		(%)		(%)
I Current liabilities				
1. Accounts payable - trade	552,237		610,648	
2. Short-term loans payable	--		3,500,000	
3. Short-term loans for affiliate	2,550,000		--	
4. Accounts payable	11,238		22,481	
5. Accrued expenses	89,519		193,609	
6. Accrued income taxes	802		586	
7. Consumption taxes payable	32,177		12,928	
8. Advance received	70,407		55,971	
9. Deposits received	13,096		13,774	
10. Accrued bonuses to employees	214,883		323,417	
Total current liabilities	3,534,362	86.3	4,733,419	83.6
II Fixed liabilities				
1. Reserve for retirement allowances	43,395		--	
2. Reserve for retirement benefits	--		144,405	
Total fixed liabilities	43,395	1.1	144,405	2.5
Total liabilities	3,577,757	87.4	4,877,824	86.1
(Shareholders' equity)				
I Paid-in capital *2	450,000	11.0	467,100	8.3
II Additional paid-in capital *3	2,610,000	63.7	67,884	1.2
III Retained earnings				
1. Unappropriated retained earnings for the current business term	--		250,373	
IV Net loss				
1. Unappropriated loss for the current business term	2,542,115		--	
Total retained earnings	--	--	250,373	4.4
Total net loss	2,542,115	- 62.1	--	--
Total shareholders' equity	517,884	12.6	785,358	13.9
Total liabilities and shareholders' equity	4,095,642	100.0	5,663,183	100.0

② Statement of Income

(Thousands of yen)

Items \ Business term	3rd business term (April 1, 1999 - March 31, 2000) Amount		Percentage (%)	4th business term (April 1, 2000 - March 31, 2001) Amount		Percentage (%)
I Net sales *1		4,231,679	100.0		6,605,608	100.0
II Cost of sales *2		3,855,596	91.1		4,938,195	74.8
Gross profit		376,083	8.9		1,667,413	25.2
III Selling, general and administrative expenses *2						
1. Remuneration for directors and corporate auditors	105,129			138,996		
2. Allowance for salaries and bonuses	503,923			404,887		
3. Increase in accrued bonuses to employees	45,737			70,282		
4. Increase in reserve for retirement allowance	6,975			--		
5. Retirement benefit expenses	--			12,267		
6. Statutory welfare expenses	76,186			71,633		
7. Amortization and depreciation	27,347			26,899		
8. Supplies	31,358			37,046		
9. Rent	126,213			135,278		
10. Other	354,133	1,277,005	30.2	409,700	1,306,991	19.8
Operating income		--	--		360,421	5.4
Operating loss		900,921	- 21.3		--	--
IV Non-operating income						
1. Interest income	353			1,289		
2. Brokerage commissions of insurance business	912			1,939		
3. Reversal of allowance for doubtful accounts	2,165			219		
4. Other	138	3,569	0.1	79	3,528	0.1
V Non-operating expenses						
1. Interest payable *1	47,216			39,107		
2. New stock issue expenses	20,199			--		
3. Other	4,020	71,436	1.7	1,689	40,797	0.6
Recurring income		--	--		323,152	4.9
Recurring loss		968,788	- 22.9		--	--
VI Extraordinary loss						
1. Increase in reserve for retirement benefits	--			55,017		
2. Loss on disposal of fixed assets *3	--	--	--	17,070	72,087	1.1
Net income before income taxes		--	--		251,064	3.8
Net loss before income taxes		968,788	- 22.9		--	--
Corporate income tax, corporate inhabitant tax and enterprise tax		749	0.0		690	0.0
Net income		--	--		250,373	3.8
Net loss		969,537	- 22.9		--	--
Profit brought forward from the preceding business term		1,572,577			--	
Unappropriated retained earnings for the current business term		--			250,373	
Unappropriated loss for the current business term		2,542,115			--	

Breakdown of cost of sales

(Thousands of yen)

Items \ Business term	3rd t business term (April 1, 1999 -March 31, 2000) Amount	Ratio (%)	4th business term (April 1, 2000 - March 31, 2001) Amount	Ratio (%)
I Labor costs	1,844,132	48.2	2,191,251	35.4
II Cost paid to outside manufacturers	1,565,515	40.9	3,482,402	56.3
III Expenses	418,293	10.9	512,709	8.3
Manufacturing costs	3,827,941	100.0	6,186,363	100.0
Inventory amount of system in progress at beginning of business term	295,234		695,480	
Total	4,123,175		6,881,843	
Inventory amount of system in progress at end of business term	695,480		2,651,588	
Inventory amount of merchandise at beginning of business term	11,702		14,637	
Purchase amount of merchandise	430,835		709,742	
Inventory amount of merchandise at end of business term	14,637		16,440	
Cost of sales	3,855,596		4,938,195	

(Notes)

3rd business term (April 1, 1999 -March 31, 2000)	4th business term (April 1, 2000 - March 31, 2001)
1. Calculation method for cost Calculation method for cost of sales of the Company is based on the individual cost calculation method by each project.	1. Calculation method for cost Same as that for the 3rd business term.
2. Breakdown of labor costs is as follows: Allowance for salaries and bonuses: ¥1,411,591 thousand Statutory welfare expenses: ¥183,270 thousand Increase in accrued bonuses: ¥169,145 thousand	2. Breakdown of labor costs is as follows: Allowance for salaries and bonuses: ¥1,629,198 thousand Statutory welfare expenses: ¥208,163 thousand Increase in accrued bonuses: ¥253,135 thousand
3. Breakdown of expenses is as follows: Rent: ¥219,759 thousand Lease: ¥43,844 thousand Maintenance costs: ¥22,527 thousand Supplies: ¥48,439 thousand	3. Breakdown of expenses is as follows: Rent: ¥210,197 thousand Lease: ¥69,052 thousand Maintenance costs: ¥13,312 thousand Supplies: ¥43,132 thousand

③ Statements of Cash Flows

(Thousands of yen)

Items \ Business term	3rd business term (April 1, 1999 - March 31, 2000) Amount	4th business term (April 1, 2000 - March 31, 2001) Amount
I. Cash flows from operating activities		
1. Income (loss) before income taxes	(968,788)	251,064
2. Depreciation and amortization	34,687	38,187
3. Loss on disposal of fixed assets	--	17,070
4. Increase in accrued bonuses to employees	40,842	108,534
5. Increase (decrease) in reserve for retirement allowances	21,023	(43,395)
6. Increase in reserve for retirement benefits	--	144,405
7. Increase (decrease) in allowance for doubtful accounts	(2,165)	(219)
8. Interest income	(353)	(1,289)
9. Interest expenses	47,216	39,107
10. Decrease (increase) in notes and accounts receivable	42,330	(64,454)
11. Increase in merchandise and systems in progress	(403,180)	(1,957,910)
12. Decrease (increase) in prepaid expenses	16,263	(11,451)
13. Decrease (increase) in fixed leasehold deposits	19,113	(89,108)
14. Increase in accounts payable	305,046	58,410
15. Increase (decrease) in accrued expenses	(17,108)	97,071
16. Decrease in consumption taxes payable	(17,453)	(19,249)
17. Others	20,562	(5,049)
Subtotal	(861,961)	(1,438,277)
18. Interest received	353	1,289
19. Interest expense paid	(47,091)	(28,892)
20. Income taxes paid	(738)	(906)
Net cash used in operating activities	(909,437)	(1,466,786)
II. Cash flows from investing activities		
1. Purchases of tangible fixed assets	(8,585)	(34,924)
2. Purchases of intangible fixed assets	(10,678)	(26,464)
3. Purchase of investments in securities	--	(6,600)
4. Purchase of investments in an affiliate	--	(1,200,000)
5. Others	--	330
Net cash used in investing activities	(19,264)	(1,267,659)
III. Cash flows from financing activities		
1. Proceeds from short-term loans	--	3,500,000
2. Repayment of short-term loans	(100,000)	--
3. Repayment of short-term loans from parent company	--	(2,550,000)
4. New stock issue	2,589,900	17,100
Net cash provided by financing activities	2,489,800	967,100
IV. Effects of exchange rate changes on cash and cash equivalents	--	--
V. Increase (decrease) in cash and cash equivalents	1,561,099	(1,767,345)
VI. Cash and cash equivalents at beginning of business term	668,007	2,229,106
VII. Cash and cash equivalents at end of business term	2,229,106	461,761

④ Statement of Appropriation of Retained Earnings and Loss

Statement of Appropriation of Loss

(Thousands of yen)

Items / Business term and Date of General Meeting of Shareholders approved the appropriation	3rd business term (June 21, 2000) Amount	
I. Unappropriated loss for the current business term		2,542,115
II. Appropriated loss		
1. Reversal of additional paid-in capital	2,542,115	2,542,115
III. Loss carried forward the next business term		--

Statement of Appropriation of Retained Earnings

(Thousands of yen)

Items / Business term (Date of General Meeting of Shareholders approved the appropriation)	4th business term (June 21, 2001) Amount	
I. Unappropriated retained earnings for the current business term		250,373
II. Retained earnings carried forward the next business term		250,373

Significant Accounting Policies

Items \ Business term	3rd business term (April 1, 1999 - March 31, 2000)	4th business term (April 1, 2000 - March 31, 2001)
1. Standard and method of valuation for securities	(1) Trading securities: Valuation of such securities is calculated by the lower cost method based on the moving average method (check-up method). (2) Non-trading securities: Valuation of such securities is calculated by the cost method based on the moving average method.	(1) Held-to-maturity debt securities: Valuation of such securities is calculated by the accumulation/amortization method (straight-line method). (2) Shares in equity of subsidiaries and affiliates: Valuation of such shares is calculated by the cost method based on the moving average method. (3) Other securities: Valuation of securities without market value is calculated by the cost method based on the moving average method.
2. Standard and method of valuation for inventories	(1) Merchandise: Valuation of merchandise is calculated by the cost method based on the moving average method. (2) Systems in progress: Valuation of systems in progress is calculated by the cost method based on the specific identification method.	(1) Merchandise: Same as that for the 3rd business term. (2) Systems in progress: Same as that for the 3rd business term.
3. Method of depreciation of fixed assets	(1) Tangible fixed assets: Depreciation of tangible fixed assets is generally computed by the declining balance method using the rate stipulated in the Japanese tax laws. (2) Intangible fixed assets: Capitalized costs of software for internal use are amortized using the straight-line method over the estimated useful life (5 years) of the software. Others are amortized by the straight-line method using the rate stipulated in the Japanese tax laws.	(1) Tangible fixed assets: Depreciation of tangible fixed assets is generally computed using the declining balance method. Useful lives of principal assets are as stated below: Buildings: 5 - 15 years Furniture and equipment: 5 - 6 years (2) Intangible fixed assets: Depreciation of intangible fixed assets are calculated by the straight-line method. Capitalized costs of software for internal use are amortized using the straight-line method over the estimated useful life (5 years) of the software.
4. Method of depreciation of deferred assets	New stock issue expenses: They were charged to income when paid.	New stock issue expenses: -------------
5. Basis of significant allowances	(1) Allowance for doubtful accounts: Allowance for doubtful accounts was provided by computing using the rate stipulated in the Japanese tax laws.	(1) Allowance for doubtful accounts: With respect to normal receivables due from debtors who are not seriously in trouble with their financial status, allowance for doubtful accounts

		is determined by applying the historical credit loss rates to the balance at the end of business term. With respect to doubtful receivables due from debtors who have not failed but there are probability for them to be in serious financial trouble for repayment of debts, allowance for doubtful accounts is determined by estimating the uncollectible amount of such receivables.
	(2) Accrued bonuses to employees: They were provided by an estimated amount of bonuses to employees attributable to services rendered within the period.	(2) Accrued bonuses to employees: Same as that for the 3rd business term.
	(3) Reserve for retirement allowances: It was provided principally at 50% of the amount that would have been paid if all employees had voluntary retired at the balance sheet date.	(3) Reserve for retirement benefits: It is provided by an amount recognized to have occurred during the current business term based on the estimated present value of projected benefit obligations at the end of the current business term. The unrecognized transition amount resulted from adopting the new standard of ¥55,017 thousand was amortized in the current business term, which was charged to expenses. An amount obtained by prorating unrecognized actuarial differences on a straight-line basis over the specified period within the service years on an average of the employees at the time of the occurrence thereof (5 years) from the following business term in which they occurs, is charged to income.
6. Accounting for lease transactions	All leases other than those under which title of ownership is deemed to be transferred to the leases are accounted for as operating leases.	Same as that for the 3rd term.
7. Scope of funds in cash flow statements	Funds (cash and cash equivalents) in the cash flow statements consist of cash in hand, demand deposits and certain short-term investments with original maturity of three months or less with virtually no risk of loss of value.	Same as that for the 3rd term.
8. Other significant matters for the basis of preparation of financial statements	Accounting for consumption taxes: Consumption tax, etc. is accounted for under the tax exclusive method.	Accounting for consumption taxes: Same as that for the 3rd term.

Additional information

3rd business term (April 1, 1999 - March 31, 2000)	4th business term (April 1, 2000 - March 31, 2001)
(Tax-effect accounting) Due to the amendment in the regulations for the financial statements, the Company adopted the tax-effect accounting effective from the business term ended March 31, 2000. However, there were no deferred tax assets and deferred tax liabilities to be stated in the financial statements. The application of such new accounting standards had no impact on net loss and unappropriated loss for the current business term.	----------------
(Software) With respect to software which was classified as "long-term prepaid expenses" in the investments and other assets until the preceding business term, the same accounting method has been consistently applied due to the application of the interim measures by the "Guideline for the Accounting of Research and Development Expenditures and Software", (Report No. 12, March 31, 1999, the Accounting System Committee, The Japanese Institute of Certified Public Accountants). However, the presentation of such item was changed to "software", classified in the intangible fixed assets.	----------------
----------------	(Retirement benefit accounting) The accounting standard for retirement benefits ("Statement relating to the establishment of accounting standards applied to retirement benefits", June 16, 1998, the Business Accounting Council) has been applied for the current business term. As a result, retirement benefit expenses has increased by ¥89,210 thousand, operating income and recurring income decreased by ¥26,120 thousand and net income before income tax have decreased by ¥81,137 thousand, respectively, as compared with the amounts which would have been reported if the preceding standard had been applied consistently. Reserve for retirement allowances are included in the reserve for retirement benefits.
----------------	(Financial instrument accounting) The accounting standard for financial instruments ("Statement relating to the establishment of accounting standards applied to financial instruments", January 22, 1999, the Business Accounting Council) has been applied for the current business term. Any amount affected by the application of this new accounting method on recurring income and net income before income taxes is negligible.
----------------	(Accounting standard for transactions in foreign currencies) The accounting standard for transactions in foreign currencies, as amended ("Statement relating to the amendment of accounting standards applied to transactions in foreign currencies", October 22, 1999, the Business Accounting Council) has been applied to the fiscal year under review. There are no amounts affected by the application of this new accounting method on recurring income and net income before income taxes.

Notes

(Balance Sheet)

3rd business term (As of March 31, 2000)	4th business term (As of March 31, 2001)
* 1 Item other than that stated in the classification "affiliate" includes the following: Accounts receivable - trade ¥130,183 thousand * 2 Total number of shares to be issued by the Company: 23,200 shares Total number of shares issued: 9,000 shares * 3 ------------------	* 1 Item other than that stated in the classification "affiliate" includes the following: Accounts receivable - trade ¥42,934 thousand * 2 Total number of shares to be issued by the Company: 36,000 shares Total number of shares issued: 9,342 shares * 3 The deficit was supplied as stated below at the general meeting of shareholders of the Company held on June 21, 2000. Additional paid-in capital: ¥2,542,115 thousand

(Statement of Income)

3rd business term (April 1, 1999 - March 31, 2000)	4th business term (April 1, 2000 - March 31, 2001)
* 1 Any items relating to transactions with affiliates include the following: Net sales: ¥523,051 thousand Interest payable: ¥47,216 thousand * 2 Aggregate amount of research and development expenditures: Research and development expenditures included in selling, general and administrative expenses: ¥68,315 thousand * 3 ------------------	* 1 Any items relating to transactions with affiliates include the following: Net sales: ¥731,491 thousand Interest payable: ¥16,300 thousand * 2 Aggregate amount of research and development expenditures: Research and development expenditures included in general and administrative expenses and manufacturing costs for the current business term: ¥41,189 thousand * 3 Breakdown of loss on disposal of fixed assets is as follows: Buildings: ¥13,275 thousand Furniture and equipment: ¥3,795 thousand

(Cash Flow Statement)

(Thousands of yen)

3rd business term (April 1, 1999 - March 31, 2000)	4th business term (April 1, 2000 - March 31, 2001)
Relationship of the balance of cash and cash equivalents at the end of term and amounts of such item stated in the balance sheet (As of March 31, 2000) Cash and bank deposits: 2,229,106 Cash and cash equivalents: 2,229,106	Relationship of the balance of cash and cash equivalents at the end of term and amounts of such item stated in the balance sheet (As of March 31, 2001) Cash and bank deposits: 461,761 Cash and cash equivalents: 461,761

(Lease Transactions)

3rd business term (April 1, 1999 - March 31, 2000)	4th business term (April 1, 2000 - March 31, 2001)
Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee
(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2000 were as follows:	(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2001 were as follows:

3rd business term — *(Thousands of yen)*

	Acquisition costs	Accumulated depreciation	Net book value
Furniture & equipment	55,823	38,206	17,616
Software	22,553	9,192	13,360
Total	78,376	47,399	30,977

4th business term — *(Thousands of yen)*

	Acquisition costs	Accumulated depreciation	Net book value
Furniture & equipment	42,581	17,967	24,613
Software	22,553	13,733	8,819
Total	65,134	31,701	33,433

3rd business term	4th business term
(2) Future minimum lease payments outstanding as of March 31, 2000 are summarized as follows:	(2) Future minimum lease payments outstanding as of March 31, 2001 are summarized as follows:
Due in one year or less ¥16,189 thousand	Due in one year or less ¥14,157 thousand
Due after one year ¥17,185 thousand	Due after one year ¥20,964 thousand
Total ¥33,374 thousand	Total ¥35,121 thousand
(3) Lease payments, depreciation of leased assets and interest payable are shown below:	(3) Lease payments, depreciation of leased assets and interest payable are shown below:
Lease payments ¥37,392 thousand	Lease payments ¥20,801 thousand
Depreciation ¥32,273 thousand	Depreciation ¥18,880 thousand
Interest payable ¥3,813 thousand	Interest payable ¥1,842 thousand
(4) Method of calculation of depreciation and interest: Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming the residual value of zero. Interest accrued from leased assets is the total amount of lease payments less the acquisition cost, and the distribution method for each business term is based on the interest law.	(4) Method of calculation of depreciation and interest: Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming the residual value of zero. Interest accrued from leased assets is the total amount of lease payments less the acquisition cost, and the distribution method for each business term is based on the interest law.

(Securities)

<table>
<tr><th>3rd business term
(As of March 31, 2000)</th><th>4th business term
(As of March 31, 2001)</th></tr>
<tr><td>There are no securities to be disclosed.
Carrying value on the balance sheet of major securities excluded from those subject to the disclosure:

Discount bank debentures: ¥99 thousand
(classified as current assets)</td><td>Major securities without market value and carrying value on the balance sheet:
<table>
<tr><th></th><th>Carrying value</th><th>Summary</th></tr>
<tr><td>(1) Held-to-maturity debt securities
Discount industrial securities</td><td>¥99 thousand</td><td></td></tr>
<tr><td>(2) Shares in subsidiaries and affiliates
Shares in affiliates</td><td>¥1,200,000 thousand</td><td></td></tr>
<tr><td>(3) Other securities
Unlisted shares</td><td>¥6,600 thousand</td><td></td></tr>
</table>

Redemption amounts of held-to-maturity debt securities, the redemption of which will happen in the future:
<table>
<tr><th></th><th>Due in one year</th><th>Due after one year and in five years or less</th><th>Due after five years and in ten years or less</th><th>Due after ten years</th></tr>
<tr><td>Debt securities Other</td><td>¥100 thousand</td><td>--</td><td>--</td><td>--</td></tr>
<tr><td>Total</td><td>¥100 thousand</td><td>--</td><td>--</td><td>--</td></tr>
</table>
</td></tr>
</table>

(Derivative transactions)

3rd business term (April 1, 1999 - March 31, 2000)	4th business term (April 1, 2000 - March 31, 2001)
Since the Company has not been engaged in any financial derivative transactions, there are no transactions to be disclosed herein.	Since the Company has not been engaged in any financial derivative transactions, there are no transactions to be disclosed herein.

(Retirement benefits)

1. Outline of the retirement benefit plans adopted by the Company
   The Company has adopted the lump sum retirement grant as the retirement benefit plan for employees.

2. Retirement benefit liabilities and its breakdown

(Thousands of yen)

	4th business term (As of March 31, 2001)
(1) Retirement benefit liabilities	162,662
(2) Unrecognized actuarial difference	18,257
(3) Reserve for retirement benefits	144,405

3. Breakdown of retirement benefit expenses

(Thousands of yen)

	4th business term (April 1, 2000 - March 31, 2001)
Retirement benefit expenses:	114,980
(1) Service costs	57,011
(2) Interest expenses	2,952
(3) Amounts to charge by expenses arising from change in accounting method	55,017

(Note) With respect to service costs, any amount to be paid by the parent company, to which the employees of the Company have been dispatched, is deducted and any amount to be paid by the Company to the employees dispatched from the parent company is included.

4. Calculation basis for retirement benefit liabilities

	4th business term (As of March 31, 2001)
(1) Discount rate	3.0%
(2) Distribution method for estimated retirement benefit	Period fixed amount standard
(3) Years to dispose of actuarial differences	5 years
(4) Years to charge to income by difference arising from change in accounting method	1 year

(Tax-effect accounting)

3rd business term (April 1, 1999 - March 31, 2000)	4th business term (April 1, 2000 - March 31, 2001)
1. Main items having deferred tax assets occurred are as follows:	1. Main items having deferred tax assets occurred are as follows:

3rd business term

(Thousands of yen)

	Preceding business term (As of March 31, 2000)
Deferred tax assets	
Amount exceeding the limit of an increase in accrued bonuses to employees:	53,397
Amount exceeding the limit of losses arising from disposal of assets to be disposed:	5,754
Amount exceeding the limit of an increase in reserve for retirement allowances:	4,413
Loss brought forward:	976,668
Other:	5,290
Subtotal deferred tax assets:	1,045,524
Appraisal reserve:	- 1,045,524
Total deferred tax assets:	--

4th business term

(Thousands of yen)

	(As of March 31, 2001)
Deferred tax assets	
Amount exceeding the limit of an increase in accrued bonuses to employees:	103,913
Amount exceeding the limit of an increase in reserve for retirement benefits:	44,974
Loss brought forward:	757,269
Other:	23,933
Subtotal deferred tax assets:	930,090
Appraisal reserve:	- 930,090
Total deferred tax assets:	--

(Income and loss by equity method)

3rd business term (April 1, 1999 - March 31, 2000)	4th business term (April 1, 2000 - March 31, 2001)	
Since the Company owns no subsidiaries and affiliates, there are no matters relating thereto to be disclosed.	Amount of investments in affiliates	¥1,200,000 thousand
	Amount of investments in the event of the application of equity method	¥1,196,000 thousand
	Amount of investment loss in the event of the application of equity method	-¥3,109 thousand